October 6, 2014

VIA UPS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien

Re:	Quest Resource Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No. 333-152959

Dear Mr. O’Brien:

The following is in response to your letter dated September 25, 2014 (the “Comment Letter”). Quest Resource Holding Corporation and subsidiaries (referred to as the “Company,” “we,” “our,” or “us”) hereby submits our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

General

1. Staff Comment: Please provide us with your analysis as to how you determined your smaller company reporting status. For guidance, please refer to the definition of a smaller reporting company pursuant to Rule 12b-2 under the Exchange Act. In this regard, we note that your public float as of the last business day of the quarterly period ended June 30, 2014, appears to have been well over $75 million.

Company Response: We have determined that we are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-2, “smaller reporting company” is defined, in part, as a company that had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the

Quest Resource Holding Corporation • 6175 Main Street, Suite 420 • Frisco TX 75034

United States Securities and Exchange Commission

Attention: Terence O’Brien

October 6, 2014

common equity. The rule requires that a company that ceases to qualify as a smaller reporting company must report as another reporting company beginning with the first fiscal quarter of its next fiscal year. Therefore, our smaller reporting company status for our Annual Report on Form 10-K for the year ended December 31, 2013 was based on our public float calculated as of June 29, 2012 as presented below. Additionally, since the Staff’s comment references our public float as of June 30, 2014, we also present below our public float calculations as of June 28, 2013 and June 30, 2014.

On Friday, June 29, 2012 (the last business day of our second fiscal quarter of fiscal 2012), we calculated our public float as follows:

Issued and outstanding shares as of June 29, 2012	43,020,937
Less: shares held by affiliates	(14,760,431)

Shares held by non-affiliates at June 29, 2012	28,260,506

Closing market price on June 29, 2012	$0.74
Public float as defined by SEC Release 33-8644	$20,912,774

We calculated our public float as $20,912,774, which falls below the $75,000,000 threshold established in Rule 12b-2, and concluded that we qualified as a “smaller reporting company” for all reports filed during the year ended December 31, 2013, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

On Friday, June 28, 2013 (the last business day of our second fiscal quarter of fiscal 2013), we calculated our public float as follows:

Issued and outstanding shares as of June 28, 2013	65,424,851
Less: shares held by affiliates	(55,447,188)

Shares held by non-affiliates at June 28, 2013	9,977,663

Closing market price on June 28, 2013	$2.94
Public float as defined by SEC Release 33-8644	$29,334,329

We calculated our public float as $29,334,329, which falls below the $75,000,000 threshold established in Rule 12b-2, and concluded that we qualify as a “smaller reporting company” for all reports filed during the year ending December 31, 2014.

United States Securities and Exchange Commission

Attention: Terence O’Brien

October 6, 2014

On Friday, June 30, 2014 (the last business day of our second fiscal quarter of fiscal 2014), we calculated our public float as follows:

Issued and outstanding shares as of June 30, 2014	97,050,674
Less: shares held by affiliates	(83,457,298)

Shares held by non-affiliates at June 30, 2014	13,593,376

Closing market price on June 30, 2014	$5.21
Public float as defined by SEC Release 33-8644	$70,821,489

We calculated our public float as $70,821,489, which falls below the $75,000,000 threshold established in Rule 12b-2, and concluded that we qualify as a “smaller reporting company” for all reports to be filed during the year ending December 31, 2015.

Liquidity and Capital Resources, page 27

2. Staff Comment: Given your recurring working capital deficit, net losses, and net cash used rather than generated from operating activities, please expand your disclosures to address the following:

•	Clearly identify all sources of cash, including amounts available to borrow under your financing arrangements as of the latest balance sheet date; and

•	Disclose whether you expect your current sources of cash to be sufficient to meet your liquidity needs for the next 12 months. If you do determine that these sources of cash are sufficient, please address your basis for making this determination.

Refer to Item 303(a)(1) and (2) of Regulation S-K.

United States Securities and Exchange Commission

Attention: Terence O’Brien

October 6, 2014

Company Response:

Disclosure in our Form 10-K for the fiscal year ended December 31, 2013 as filed:

Liquidity and Capital Resources

As of December 31, 2013, we had $2,676,984 of cash and cash equivalents and a working capital deficit of $5,358,608. Our primary sources of funds for conducting our business activities are derived from sales of services, commodities, consulting and advertising, from our credit facilities and from the placement of our equity securities with investors. We require working capital primarily to increase accounts receivable during sales growth, service debt, purchase capital assets, to fund operating expenses, to address unanticipated competitive threats or technical problems, to transition adverse economic conditions, for potential acquisition transactions, and to pursue our following goals:

•	expanding sales staff and market reach;

•	expanding and developing our IT infrastructure, operations applications, and mobile strategy;

•	enhancing, developing, and introducing services and offerings;

•	expanding visitors to the Earth911.com website and increasing advertising and sponsorship revenue; and

•	expanding our customer base for recycling services.

Proposed additional disclosure:

We believe our existing cash and cash equivalents of $2,676,984, available borrowing capacity under our credit facility as of December 31, 2013 of $7,250,000, and our cash generated from operations will be sufficient to fund our operations for the next 12 months.

Subsequent to the above December 31, 2013 disclosure as filed, we increased our working capital as follows:

•	closed a $2,400,000 private placement of shares of our common stock;

•	closed an $18,000,000 public offering of 9,000,000 shares of our common stock and 9,000,000 warrants to purchase shares of our common stock at an exercise price of $2.50 per share; and

•	retired $22,000,000 of debt, of which $11,000,000 was repaid with a portion of the proceeds from our public offering and $11,000,000 was retired through equity conversions.

Consequently, our liquidity and capital resources discussion in our future filings will be revised, beginning with our next Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

* * * * *

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Attention: Terence O’Brien

October 6, 2014

We hope that this resolves the questions as outlined in your letter. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Laurie L. Latham

Laurie L. Latham
Chief Financial Officer